SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                   Moneygram Payment Systems, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                           608910-10-5
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        October 22, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 608910-10-5                              Page 2 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,907,072

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,907,072
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,907,072

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    11.47%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 608910-10-5                              Page 3 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            21,828

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          21,828
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     21,828

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .13%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                           Page 4 of 8 Pages

Item 1. Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value ("Common Stock"), of Moneygram Payment Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7401 West Mansfield Avenue, Lakewood, Colorado 80235.

Item 2. Identity and Background

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II", and together with Gotham, the "Reporting Persons"). Each of Gotham and Gotham II was formed to engage in the buying and selling of securities for investment for its own account.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham II. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham II. The business address of each of Gotham, Gotham II, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017.

     During the last five years, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham was $24,580,166 and the aggregate purchase price of the Common Stock purchased by Gotham II was $271,334. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.

                                                           Page 5 of 8 Pages

Item 4.  Purpose of the Transaction

     The Reporting Persons acquired the Common Stock for investment purposes, and the Reporting Persons intend to continue to evaluate the performance of such Common Stock as an investment in the ordinary course of their business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, one or more of the Reporting Persons may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the
Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the Company's capitalization, and reviewing dividend and compensation policies.

     Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Company.

     Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     (a) Gotham owns 1,907,072 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 11.47% of the outstanding Common Stock of the Company. Gotham II owns 21,828 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .13% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 16,625,000 outstanding shares of Common Stock of the Company, as of August 1, 1997, as reported in the Company's Form 10-Q for the quarter ended June 30, 1997. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham and Gotham
II).

     (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Common Stock beneficially owned by it.

                                                           Page 6 of 8 Pages

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham and Gotham II. In each case, the transactions took place on the New York Stock Exchange.


Gotham


                              Shares of Common Stock
Date                            Purchased/(Sold)              Price per Share

03/25/97                            373,315                      6.925
03/26/97                            114,905                      7.55
04/01/97                             25,640                      8.7619
05/28/97                             56,460                      12.048
09/25/97                             34,636                      18.06
09/26/97                            103,908                      18.185
09/30/97                             98,960                      18.06
10/17/97                             12,865                      15.31
10/22/97                            684,803                      15.05
10/29/97                             47,996                      13.55
10/29/97                            323,896                      13.4975
10/29/97                             29,688                      13.30


Gotham II


03/25/97                              5,185                      6.925
03/26/97                              1,595                      7.55
04/01/97                                360                      8.7619
05/28/97                                640                      12.048
09/25/97                                364                      18.06
09/26/97                              1,092                      18.185
09/30/97                              1,040                      18.06
10/17/97                                135                      15.31
10/22/97                              7,197                      15.05
10/29/97                                504                      13.55
10/29/97                              3,404                      13.4975
10/29/97                                312                      13.30


     Except as described above, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

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                                                       Page 7 of 8 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 3, 1997

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President


                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President